FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of November, 2001

                          ROYAL CARIBBEAN CRUISES LTD.

                    1050 Caribbean Way, Miami, Florida 33132
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

           Form 20-F           x                       Form 40-F
                             -----                                  -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

           Yes                                         No            x
                             -----                                  -----

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                        Contact: Lynn Martenstein (305) 539-6570
                                                           For Immediate Release

          JACK WILLIAMS NAMED PRESIDENT AND CHIEF OPERATING OFFICER OF
              ROYAL CARIBBEAN INTERNATIONAL AND CELEBRITY CRUISES,
                    RICHARD SASSO TO LEAVE CELEBRITY CRUISES

     Miami - November 14, 2001 - Royal Caribbean Cruises Ltd. today named Jack Williams president and chief operating officer of Royal Caribbean International and Celebrity Cruises. In his new role, Williams, previously president of Royal Caribbean International, will manage the day-to-day operations of both cruise lines. The two lines will continue to operate independently under Williams.

     Williams' appointment follows an earlier announcement today that respected cruise veteran Richard Sasso, president of Celebrity Cruises, will resign from the company, effective January 1, 2002.

     "Rick has done an outstanding job of establishing Celebrity as a five-star cruise line with accolade after accolade for superior service, spa facilities and cuisine," said Royal Caribbean Chairman and CEO Richard Fain. "He has built a solid framework for us to build from, and we will continue his legacy of excellence.

     "My association with Celebrity has exceeded even my expectations," said Sasso. "The professionalism and dedication of the staff, officers and crew. The perfection of detail in the cruise product itself. And, the trajectory of growth that has doubled our fleet in two years. I wish Celebrity every success in the future, and I will be cheering loudly from the stands as I pursue other exciting opportunities."

     There are no internal departmental changes for either line under the new reporting structure. Celebrity department heads will now report directly to Williams. Royal Caribbean departments will continue to report to Williams, who will still oversee Royal Celebrity Tours. Corporate Communications will now report to the chairman's office.

     "Royal Caribbean and Celebrity have performed well for us, and we are committed to keeping the two operations separate," said Fain. "I am confident that both lines will continue to capture market share and convert new prospects to cruising under Jack's very capable leadership."

     "I am excited about leading the world's two best cruise lines and am equally committed to maintaining the uniqueness of the two brands," said Williams. "I am honored to have this opportunity and will work hard to validate this trust."

     Jack Williams has served as president of Royal Caribbean International since 1997. Previously, he held various management positions at American Airlines, where, most recently, he was vice president and general sales manager. He began his career at American in 1972.

     Richard Sasso has been president of Celebrity Cruises since 1995. Previously, he was senior vice president of Sales and Guest Services. He had held senior positions with Costa Cruises and Chandris Cruises earlier in his career, which began at Costa in 1971.

     Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. The two cruise lines operate 23 ships and have six under construction or on firm order. Royal Celebrity Tours operates land-tour vacations in Alaska. Additional information can be found at www.royalcaribbean.com or www.celebritycruises.com.

                                 # # # # # # #

                                20 November 2001

            P&O PRINCESS CRUISES PLC AND ROYAL CARIBBEAN CRUISES LTD. COMBINE TO CREATE THE WORLD'S LARGEST CRUISE VACATION GROUP


P&O Princess Cruises plc ("P&O Princess") (POC.L) and Royal Caribbean Cruises Ltd. ("Royal Caribbean") (NYSE: RCL) have agreed to combine forces to create the world's largest cruise vacation group with the most modern fleet among the major cruise companies. The combination will be a merger of equals under a dual listed company structure. The combination has an aggregate market capitalisation of circa $6.0 billion as at 19 November 2001 and the following characteristics:

     -    Aggregate revenues of over $5 billion in the 12 months to 30 September
          2001

     -    Served some 3 million customers in 2000 on a combined basis

     -    41 ships and some 75,000 berths with presence in key vacation markets

     - Leading positions in the Caribbean trade and destination trades, including Alaska, the Mediterranean, the Baltic and the Panama Canal

     - Well known brands, including Royal Caribbean, Princess, Celebrity, P&O Cruises, Swan Hellenic, AIDA and A'ROSA

     - Youngest fleet of the major cruise companies with an average age of six years, and largest ships, with an average of over 1,800 berths

     -    Estimated annualised operational synergies in excess of $100 million

     - Combined group to be renamed on completion with the corporate entities of P&O Princess and Royal Caribbean each taking the new group name

     The combination is being effected based on current market capitalisations, resulting in Royal Caribbean representing 49.3% of the equity value of the combined group and P&O Princess representing 50.7% of the equity value of the combined group

Royal Caribbean and P&O Princess have also today established a joint venture to target customers in southern Europe.

Richard D. Fain, Chairman and Chief Executive Officer of Royal Caribbean Cruises and Chairman and Chief Executive Officer designate of the combined group, said:
"The combination of Royal Caribbean and P&O Princess will maximise our ability to take advantage of the long-term potential of our industry. This deal brings together well known brands and the youngest fleet in the industry to create a strong customer offering that will drive future growth both in existing and new markets. It also brings near-term cost savings and increased efficiencies that will help us respond to any short term challenges while building a stronger group. I am confident that shareholders in both companies will see real value created as a result."

Peter Ratcliffe, Chief Executive Officer of P&O Princess Cruises and Managing Director and Chief Operating Officer designate of the combined group, said:
"Our industry has sustainable long term growth characteristics, despite the impact of recent events on short term trading. The key indicators of demographics, penetration, high levels of customer satisfaction and trends in leisure spend point to significant growth over the long term and the increasing globalisation of the industry. We will be well placed to benefit from this while reducing unit costs. With a high-quality fleet of over 40 ships, we will have the flexibility to respond to changes in demand around the world, open new markets, maximise the potential of our brands and benefit our customers and shareholders alike. These operational and strategic advantages will underpin this combination, both now and in the longer term."

Lord Sterling of Plaistow,  Chairman of P&O Princess Cruises,  said:
"This is an outstanding opportunity for both companies and a natural strategic combination. We obviously know each other well and I feel that our European and American heritages are a key to the future. Having personally been involved in the creation of P&O Princess out of the great liner division of The Peninsular and Oriental Steam Navigation Company, when I step down as Chairman in the next few months, I will have the pleasure of knowing that our people, both at sea and on shore, will have a tremendous future working together in this new global cruising enterprise. I have no doubt whatsoever that it will go from strength to strength."

ENQUIRIES

P&O Princess                                      Royal Caribbean
+44 (0) 20 7805 1200                              Bonnie Biumi
Caroline Keppel-Palmer                            +1 305 539 6150
+44 (0) 7730 732015                               Aaron Williams
                                                  +1 305 539 6153

Schroder Salomon Smith Barney                     Goldman Sachs
+44 (0) 20 7986 4000                              +44 (0) 20 7774 1000

Robert Swannell                                   Richard Campbell-Breeden
Wendell Brooks                                    Basil Geoghegan
Peter Tague
David James (Corporate Broking)                   Phil Raper (Corporate Broking)

Credit Suisse First Boston (Europe) Ltd           Cazenove
+44 (0) 20 7888 8888                              +44 (0) 20 7588 2828

Tom Reid                                          David Mayhew
Ed Matthews                                       John Paynter

Brunswick (London)                                Brunswick (US)

+44(0) 20 7404 5959                               Steve Lipin
John Sunnucks                                     +1 212 333 3810
Charlotte Elston                                  Lauren Teggelaar
Sophie Fitton                                     +1 646 321 9692

                             INVESTOR COMMUNICATIONS

Please note the following timetable of events:

Analyst/Investor Meeting at 09.15 GMT
The Lincoln Centre
18 Lincoln's Inn Fields, London WC2A 3ED

UK & European Live Analyst/Investor Audio at 09.15 GMT (listen only) Dial in: + 44 (0) 20 8901 6902
Password: P&O Princess / Royal Caribbean

The presentation slides will also be available on the Internet at the following address www.poprincesscruises.com (from 11.00 GMT) www.rclinvestor.com (from 14.00 GMT)

Playback from 11.00 GMT for 48 hrs
Dial in: +44 (0) 20 8797 2499
Pin Code: 118223#

Press conference at 11.30 GMT
The Lincoln Centre
18 Lincoln's Inn Fields, London WC2A 3ED

US & European Live Analyst/Investor conference call at 14.00 GMT
European Dial in: +44 (0)20 8515 2365
US Dial in: 1 800 218 0530
Password: P&O Princess / Royal Caribbean

Interviews with Richard D. Fain and Peter Ratcliffe, in Video, Audio and Text, will be available on www.cantos.com from 07.00 on Tuesday, November 20th.

      P&O PRINCESS CRUISES PLC AND ROYAL CARIBBEAN CRUISES LTD. COMBINE TO
                CREATE THE WORLD'S LARGEST CRUISE VACATION GROUP

Introduction

P&O Princess Cruises plc ("P&O Princess") and Royal Caribbean Cruises Ltd. ("Royal Caribbean") have agreed to combine in a merger of equals, creating the world's largest cruise vacation group. The combined group will have the most modern fleet of the major cruise companies, comprising 41 ships operating in key vacation markets. The combined group served some 3 million customers in 2000 and had aggregate revenues for the 12 months to 30 September 2001 of over $5 billion.

Structure

The combination will be achieved through a dual listed company ("DLC") structure. The combined entity will be managed as a single, unified business with principal corporate headquarters in Miami, Florida and a significant corporate office in London. Appendix C contains a summary of the principal terms of the DLC. Richard D. Fain, currently Chairman and Chief Executive Officer of Royal Caribbean, will be Chairman and Chief Executive Officer of the combined group. Peter Ratcliffe, currently Chief Executive Officer of P&O Princess, will be Managing Director and Chief Operating Officer of the combined group.

Existing P&O Princess shareholders will, in aggregate, have economic ownership of 50.7% of the combined entity and existing Royal Caribbean shareholders will, in aggregate, have economic ownership of 49.3% of the combined entity. No shareholders in either company will need to exchange or tender their shares in order to effect the combination. Contractual arrangements between the two companies will ensure that distributions of both income and capital to shareholders take place in a "fixed equalization ratio", subject to adjustment for certain events, which reflects the respective economic interest of the shareholders in the combined group. Under the terms of the combination, an existing Royal Caribbean share will have an economic interest equivalent to
3.46386 existing P&O Princess shares.

Principal trading markets following completion of the transaction will continue to be the New York and Oslo stock exchanges for Royal Caribbean and the London Stock Exchange for P&O Princess. Based on the closing prices of P&O Princess and Royal Caribbean shares on 19 November 2001, the aggregate market capitalisation of the combined entity is approximately $6.0 billion and the aggregate enterprise value of the combined group, based on 30 September 2001 balance sheets, is $11.8 billion. Aggregate EBITDA for the 12 months to 30 September 2001 exceeded $1.2 billion.

RATIONALE FOR THE COMBINATION

Demographic changes and consumer appetite for leisure activities, coupled with high levels of customer satisfaction, support a positive long-term outlook for the cruise industry. Through the combination, both Royal Caribbean and P&O Princess believe they will be able to benefit from this long-term growth trend and create value for all the combined group's shareholders.

Through its well known global brands, the combined group will be a strong competitor in all the major vacation markets in the US and Europe. The combined group will have an enhanced product offering in the vacation markets already served by the two existing companies and will be able to expand into new vacation markets through enhanced redeployment flexibility offered by its large, modern fleet.

The combined group will have a fleet of 41 ships offering approximately 75,000 berths, with a further 14 ships on order for delivery over the next three years, offering over 30,000 additional berths. The combined fleet will be the youngest of the major cruise operators with an average age of just six years, featuring the highest proportion of cabins with balconies. The combined, modern fleet will also have a highly efficient operating cost structure.

The combined group carried some 3 million customers in 2000 and generated aggregate revenue during the 12 months ended 30 September 2001 of over $5 billion. Brands operated by the two companies include Royal Caribbean International, Princess Cruises and Celebrity Cruises, all aimed primarily toward North American customers, P&O Cruises and Swan Hellenic in the UK, AIDA Cruises and the recently launched A'ROSA brand in Germany and P&O Cruises in Australia. The combined group will have a strong position in the Caribbean trade, and in the larger destination trades including Alaska, the Mediterranean, the Baltic, the Panama Canal and other exotic destinations world-wide. The combined group will benefit from a substantial tour operation infrastructure in Alaska, including five wilderness lodges, and will also have three private destination ports of call in the Caribbean islands.

By combining, the two companies expect to:

     -    maximise the potential of their ships through strategic redeployment;

     -    enhance their product offerings in existing vacation markets;

     - accelerate the geographic penetration of cruising into new global vacation markets; and

     -    realise significant cost savings.

The combination is expected to deliver significant cost savings, estimated to be at least $100 million on an annualised basis, 12 months after completion. These savings are incremental to the existing cost reduction programmes that each company has already put in place. The additional savings are expected to come primarily from marketing efficiencies, improved purchasing, rationalising offices in various locations, reduced information systems costs and combining

Alaska tour operations. One-time cash costs of integration are expected to be less than half the level of the annualised savings.

BOARD AND MANAGEMENT

Following completion, the combined group will be managed on a unified basis and in effect will have a single board, as the composition of the boards of Royal Caribbean and P&O Princess will be identical. Initially, the boards will comprise twelve directors, half of which will be nominated by P&O Princess and half by Royal Caribbean. These will include Richard D. Fain, currently Chairman and Chief Executive Officer of Royal Caribbean, who will be Chairman and Chief Executive Officer of the combined group and Peter Ratcliffe, currently Chief Executive Officer of P&O Princess, who will be Managing Director and Chief Operating Officer of the combined group.

Following completion of the transaction, Nick Luff, currently Chief Financial Officer of P&O Princess, will become Chief Financial Officer of the combined group and Richard Glasier, currently Chief Financial Officer of Royal Caribbean, will assume a new operational role within the combined group.

The principal corporate headquarters of the combined group will be in Miami, Florida, with a significant corporate office in London. The combined operation will maintain a substantial presence in Los Angeles and Seattle, as well as other offices in the US, UK, Germany and Australia.

The combined group will be renamed on completion with P&O Princess and Royal Caribbean each taking the new group name.

FINANCIAL INFORMATION

For the four quarters ended 30 September 2001, P&O Princess and Royal Caribbean (on their respective accounting policies and under UK GAAP and US GAAP respectively) had the following results:

                          P&O Princess                     Royal Caribbean
                                    $m                                  $m

Gross revenue                    2,451                                3,131

EBITDA                             494                                  781

Net income                         266                                  324

Net assets                       2,633                                3,833


Royal Caribbean and P&O Princess intend to prepare a single set of combined accounts, denominated in US dollars, presenting both UK and US GAAP figures. They will also prepare other financial information as necessary for statutory purposes.

The combined group expects to retain the majority of the debt facilities currently in place for P&O Princess and Royal Caribbean. It is intended to put in place additional debt facilities in due course to fund the new ships on order that do not already have financing in place.

DIVIDEND POLICY

Following completion, dividends will be paid in accordance with the equalisation ratio on a quarterly basis. The combined group will set future dividends taking into account trading conditions, balance sheet considerations and future prospects. It is expected that the tax treatment of dividends will remain unchanged.

APPROVAL PROCESS AND TIMETABLE

Documents will be posted to the shareholders of Royal Caribbean and P&O Princess as soon as practicable, setting out further information on the proposed transaction and seeking shareholders' approval for the transaction. Shareholder meetings for both companies will be held approximately three weeks later. Completion of the transaction is expected to take place, subject to, inter alia, shareholder and regulatory approvals, in the second quarter of 2002.

Royal Caribbean has agreed to use its reasonable best efforts to deliver shareholder voting agreements representing at least 44.5% of the voting control of Royal Caribbean on or before 3 December 2001. Procuring certain of these shareholder agreements may be dependent upon such shareholders obtaining satisfactory comfort with respect to the Norwegian tax treatment of the transaction. If these voting agreements have not been delivered by such date, P&O Princess has the right to terminate all agreements related to the combination.

JOINT VENTURE

As an initial step in combining the two companies' operations and to accelerate the development of cruising within European vacation markets, the two companies have also entered into a joint venture agreement that will become effective immediately. The joint venture company will target customers in southern Europe.

The joint venture company is owned 50% by P&O Princess and 50% by Royal Caribbean. It is expected to commence cruise operations in 2003, deploying four new ships, with two contributed by Royal Caribbean and two by P&O Princess. The four new ships are currently on order and are scheduled for delivery in 2003 and 2004. The joint venture will have an asset base, after delivery of the initial four ships, in excess of $2 billion.

Initial equity commitments of $1 billion will be made to the joint venture on a 50/50 basis by P&O Princess and Royal Caribbean. The remaining capital requirements will be debt financed. The joint venture will provide a product tailored for southern European customers, primarily from Italy, France and Spain.

Under the agreement, all material decisions will require the consent of both parent companies and each company has agreed that it will not compete with the joint venture. In certain circumstances, including a change of control, Royal Caribbean or P&O Princess would lose management and voting rights in the joint venture. On a change of control, there are put and call arrangements over the shares of the affected party in the joint venture company, where the consideration can be satisfied by the acquiring party issuing either preferred equity or 20 year subordinated loan notes with a coupon of 5%. If certain commercial targets are not met, the joint venture may, unless either party has been subject to change of control, be terminated in January 2003. The joint venture agreement is not conditional on the approval of the shareholders of P&O Princess or Royal Caribbean or any regulatory approval.

OTHER INFORMATION

Principal trading markets following completion of the transaction will continue to be the New York and Oslo Stock Exchanges for Royal Caribbean and the London Stock Exchange for P&O Princess. It is expected that P&O Princess will continue to be included in the FTSE series of indices post completion and Royal Caribbean will continue to be included in its existing indices post completion.

An amount of $62.5 million will be payable by either Royal Caribbean or P&O Princess, in certain circumstances, if the transaction does not proceed.

Further information on Royal Caribbean can be accessed at its website, www.rclinvestor.com, and at the Head Office of Royal Caribbean (1050 Caribbean Way, Miami, Florida 33132, USA). Further information on P&O Princess can be accessed at its website www.poprincesscruises.com.

Schroder Salomon Smith Barney acts as financial advisor and joint corporate broker to P&O Princess and Goldman Sachs acts as financial advisor and joint corporate broker to Royal Caribbean. Credit Suisse First Boston (Europe) Limited acts as joint corporate broker to P&O Princess and Cazenove acts as joint corporate broker to Royal Caribbean. Freshfields Bruckhaus Deringer and Sullivan & Cromwell act as legal advisors to P&O Princess and Davis Polk & Wardwell and Slaughter and May act as legal advisers to Royal Caribbean.

Form of Safe Harbour wording

Certain statements contained in this release are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to P&O Princess and Royal Caribbean and their respective subsidiaries, including certain statements concerning the transactions described herein, future results, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which are part of the Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like "will", "may", "believes", "expects", "anticipates", "plans" and "estimates" and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the transactions described herein not to occur and/or each of P&O Princess' and Royal Caribbean's actual results, performance or achievements to differ materially from those expressed or implied in this release. These include, but are not limited to, regulatory and shareholder approvals, achievement of planned synergies, general economic and business conditions and in particular, conditions in the travel and vacation industry, including changes in industry capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea and weather conditions and their impact on the foregoing and each company's business and cash flows of P&O Princess and Royal Caribbean; the political climate, fluctuations in interest rates, or the price of oil, changes in the tax and regulatory regimes under which each company operates, capital expenditures, and factors impacting each of P&O Princess' and Royal Caribbean's international operations. In addition, the sections entitled "Management's Discussion and
Analysis of Financial Condition and Results of Operations" in each of P&O Princess' and Royal Caribbean's Annual Report on Form 20-F for the year ended December 31 2000 filed with the U.S. Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of each company's forward-looking statements and/or adversely affect their respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference. P&O Princess and Royal Caribbean do not plan to update any forward-looking statements.

Schroder Salomon Smith Barney and Credit Suisse First Boston (Europe) Limited which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for P&O Princess in connection with the proposed combination and no-one else and will not be responsible to anyone other than P&O Princess for providing the protections offered to customers of Schroder Salomon Smith Barney and Credit Suisse First Boston (Europe) Limited nor for providing advice in relation to the proposed combination.

Goldman Sachs International and Cazenove & Co. Ltd, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Royal Caribbean in connection with the proposed combination and no-one else and will not be responsible to anyone other than Royal Caribbean for providing the protections offered to customers of Goldman Sachs International and Cazenove & Co. Ltd nor for providing advice in relation to the proposed combination.

This announcement does not constitute a recommendation regarding the purchase or sale of the ordinary shares of P&O Princess or the common stock of Royal Caribbean. Shareholders should seek advice from an independent financial adviser as to the suitability of any action for the individual concerned. This announcement does not constitute an offer or invitation to purchase any securities or a solicitation to vote in favour of the proposed combination. Any shareholder action required in connection with the proposed combination will only be set out in documents to be published in due course and any decision made by shareholders should be made solely on the basis of information provided in those documents.

APPENDICES

     A.  Overview of P&O Princess and Royal Caribbean
     B.  Explanation of DLC Structure

                                   Appendix A


                              About Royal Caribbean

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. In addition, the company owns a 50% share of Island Cruises, a cruise joint venture with First Choice Holidays in Europe. Royal Caribbean International and Celebrity Cruises have a combined total of 23 ships in service with a passenger capacity of 47,400 berths. In addition, the company has six ships on order offering an additional 14,600 berths. Royal Celebrity Tours operates land-tour vacations in Alaska, Florida, British Columbia, and Europe and maintains a fleet of glass domed railcars and motorcoaches to support its Alaska tour operations. Island Cruises will operate the 1,512 passenger Island Breeze beginning in the summer of 2002.


                               About P&O Princess

P&O Princess Cruises plc is a global cruise vacation company operating under the following brand names: Princess Cruises in North America; P&O Cruises in the UK and in Australia; AIDA, A'ROSA and Seetours in Germany and Swan Hellenic also in the UK. It provides cruises to Alaska, the Caribbean, Europe, the Panama Canal and other exotic destinations. The group currently has a fleet of 18 ships offering a total of 27,370 berths, with 8 new ships on order, offering a further 17,520 berths. Princess' tour division, Princess Tours, is a leading tour operator in Alaska with four riverside lodges (with a fifth being built), a fleet of deluxe motorcoaches and luxury Midnight Sun Express rail cars.

                                   Appendix B

                               The DLC structure


P&O Princess and Royal Caribbean will, subject to, inter alia, shareholder and regulatory approvals, combine their operations though the creation of a DLC structure.

Upon completion of the combination:

     P&O Princess shareholders will collectively have a 50.7% voting and economic interest in the combined group and Royal Caribbean shareholders a 49.3% voting and economic interest in the combined group. A Royal Caribbean share will have the same economic and voting interests as 3.46386 P&O Princess shares.

     Arrangements will be put in place to ensure that dividends are paid on an equalised basis and to ensure that shareholders are not prejudiced by capital actions which have different effects on shareholders of the two companies.

     P&O Princess shareholders will continue to receive dividends from P&O Princess paid in pounds sterling (unless shareholders have elected to receive dividends in US$). Royal Caribbean shareholders will continue to receive dividends from Royal Caribbean in US$.

     The boards of directors of P&O Princess and Royal Caribbean will be identical and the combined group will be managed as a single enterprise.

     The shareholders of P&O Princess and Royal Caribbean will vote on key decisions, including the appointment of directors, through a joint electoral procedure in which the shareholders of P&O Princess and Royal Caribbean will effectively vote as one body. However, where a matter may impact differently on the two groups of shareholders, separate approval of the shareholders of each of P&O Princess and Royal Caribbean will be required.

     Arrangements will be put in place so that each parent company will guarantee the future creditors of the other parent company.

     Each company's Articles will also be amended to ensure that an offer to acquire one parent company must be accompanied by an equivalent offer to acquire the other parent company.

     P&O Princess and Royal Caribbean will continue to have separate legal identities, tax residencies and stock exchange listings. Each will take the name of the combined group on completion.



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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROYAL CARIBBEAN CRUISES LTD.
                                            ----------------------------
                                            (Registrant)



Date:  November 30, 2001                    By: /s/ BONNIE S. BIUMI
                                                ------------------------
                                            Bonnie S. Biumi
                                            Vice President and Treasurer